Exhibit 99.1

Identification of the subsidiary which acquired the security being reported on by the parent holding company.

Takeda Pharmaceutical Company Limited’s beneficial ownership of the reported securities is comprised of 1,781,996 shares of the Issuer’s Common Stock that it holds directly and 7,000,000 shares of the Issuer’s Common Stock held by Takeda Pharmaceuticals U.S.A., Inc. (“TPUSA”). TPUSA is owned Takeda Pharmaceuticals International AG. Takeda Pharmaceuticals International AG is a wholly owned subsidiary of Takeda Pharmaceutical Company Limited.